SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               NexGen Vision, Inc.
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                                (Name of Issuer)

                Class A Common Stock, $0.001 Par Value Per Share
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                         (Title of Class of Securities)

                                   65336D 10 9
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                                 (CUSIP Number)

                                Robert C. Pittard
                               2145 Spencer's Way
                            Stone Mountain, Ga 30087
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 7, 2003
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 65336D 10 9               13D                        Page 2 of 5 Pages

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1)       Names of Reporting Persons.
         I.R.S. Identification Nos. of Above Persons (entities only)

         Robert C. Pittard
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2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)  [  ]
                                                                 (b)  [  ]
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3)       SEC Use Only (See Instructions)


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4)       Source of Funds (See Instructions)

         OO - The 1,000,000 shares of Class B Common Stock were issued on October 7, 2003 in connection with the default of a Promissory Note secured by a Pledge Agreement with respect to such shares. Robert C. Pittard used his personal funds in extending the loans.
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5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)       [_]

         Not Applicable
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6)       Citizenship or Place of Organization

         United States
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                                    7)      Sole Voting Power
                                                1,450,000(1)
Number of                           --------------------------------------------
Shares Beneficially                 8)      Shared Voting Power
Owned by Each                                  0
Reporting Person                    --------------------------------------------
With                                9)      Sole Dispositive Power
                                                1,450,000(1)
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(1) This amount includes 1,000,000 shares of Class B Common Stock. Each share of
    Class B Common Stock is convertible into one fully paid, non-assessable share of Class A Common Stock at the option of the holder or upon certain events. This amount includes 450,000 shares of Class A Common Stock, which were issued or are issuable as of July 15, 2003, upon conversion of his 337,500 shares of Series A Convertible Preferred Stock. This amount does not include options to purchase six Units held by Robert C. Pittard. Each Unit consists of 25,000 shares of Class A Common Stock and Warrants to purchase 12,500 shares of Class A Common Stock at $3.00 per share, whereby such options are exercisable beginning on the earlier of (i) the effective date of a registration statement covering the shares of such Class A Common
    Stock, or (ii) one year from the date of the Warrant and ending at 6:00 p.m. two years thereafter. The Issuer has not filed the Registration Statement.

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CUSIP No. 65336D 10 9               13D                        Page 3 of 5 Pages

10)      Shared Dispositive Power

         0
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11)      Aggregate Amount Beneficially Owned by each Reporting Person

          1,450,000

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12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                            [  ]

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13)      Percent of Class Represented by Amount in Row (11)

         18%

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14)      Type of Reporting Person (See Instructions)

         IN -- Individual.

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ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D relates to the Class A Common Stock, $0.001 par value per share, of NexGen Vision, Inc., a Delaware corporation, with its principal executive offices at 1535 Oak Industrial Lane, Suite F, Cumming, Georgia 30041.

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ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Robert C. Pittard
(b)      Business address:  2145 Spencer's Way, Stone Mountain, Georgia 30087.
(c)      Occupation:  Chief Executive Officer of Tucker Concrete Co., Inc.
(d)      No.
(e)      No.
(f)      United States

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 7, 2003, Robert C. Pittard acquired 1,000,000 shares of Class B Common Stock pursuant to the terms of a Pledge Agreement securing a loan made by him to NexGen Vision, Inc., whereby 1,000,000 shares of Class B Common Stock were pledged by Gary Lafferty. On January 13, 2003, and April 15, 2003, Robert
C. Pittard, in consideration for refraining from taking action under prior

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CUSIP No. 65336D 10 9               13D                        Page 4 of 5 Pages

Pledge Agreements in connection with loans made to NexGen Vision, Inc., was granted options to purchase up to six Units, which Units in the aggregate consist of a total of 150,000 shares of Class A Common Stock and Warrants to purchase 75,000 shares of Class A Common Stock. Each of the Units consists of 25,000 shares of Class A Common Stock and Warrants to purchase 12,500 shares of Class A Common Stock at $3.00 per share. However, these options are not exercisable within 60 days hereof. In addition, on July 15, 2003, Robert C. Pittard acquired 450,000 shares of Class A Common Stock upon conversion of his 337,500 shares of Series A Preferred Stock.

All funds used in making the underlying loans were personal funds of Robert C. Pittard.

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ITEM 4.  PURPOSE OF TRANSACTION.

All NexGen Vision, Inc. securities owned by Robert C. Pittard have been acquired for investment purposes and not with a view to controlling the issuer.

         (a) None.
         (b) None.
         (c) None.
         (d) None.
         (e) None.
         (f) None.
         (a) None.
         (b) None.
         (c) None.
         (d) None.

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Robert C. Pittard's interest consists of 1,450,000 shares of Class A Common Stock, or 18% of the Class A Common Stock shares outstanding. This total amount consists of 1,000,000 shares of Class B Common Stock which is convertible into 1,000,000 shares of Class A Common Stock. It also includes 450,000 shares of Class A Common Stock issued or issuable on July 15, 2003 upon conversion of his Series A Preferred Stock. Robert C. Pittard also holds options to purchase six Units, which if fully exercised would yield 225,000 shares of Class A Common Stock. Such options are not exercisable within 60 days hereof.

         (b) Robert C. Pittard has sole power to vote and dispose of the 1,450,000 shares of Class A Common Stock.

         (c) On October 7, 2003, 1,000,000 shares of Class B Common Stock were acquired in satisfaction of loans that were declared to be in default which were secured by a Pledge Agreement of even date thereof, whereby Gary Lafferty pledged 1,000,000 shares of Class B Common Stock to secure such loans.

         (d) None.

         (e) Not applicable.

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CUSIP No. 65336D 10 9               13D                        Page 5 of 5 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Pittard holds options to purchase six Units. He acquired the options to purchase three Units on January 13, 2003, and the options to purchase an additional three Units on April 15, 2003, all in connection with refraining from taking action under Pledge Agreements for loans that were made to NexGen Vision, Inc. that were in default. The options to purchase Units are exercisable by the payment of $27,500 per Unit.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  November 13, 2003.

                                /s/ Robert C. Pittard
                                ----------------------------------------
                                Signature

                                ----------------------------------------
                                Name/Title

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).